U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

================================================================================
1. Name and Address of Reporting Person*

   Chavkin              Arnold                     L.
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)

   c/o CB Capital Investors, LLC ("CBCI, LLC") (FN 1)
   380 Madison Avenue-12th Floor
--------------------------------------------------------------------------------
                                    (Street)

   New York               New York              10017
--------------------------------------------------------------------------------
   (City)               (State)                 (Zip)


================================================================================
2. Issuer Name and Ticker or Trading Symbol

   Triton PCS Holdings, Inc. ("TPCS")
================================================================================
3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)


================================================================================
4. Statement for Month/Year

   January 2000
================================================================================
5. If Amendment, Date of Original (Month/Year)

   October 2000
================================================================================
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   |X|   Director                             |_|   10% Owner
   |_|   Officer (give title below)           |_|   Other (specify below)


================================================================================
7. Individual or Joint/Group Filing (Check Applicable Line)

   |X|  Form filed by one Reporting Person
   |_|  Form filed by more than one Reporting Person

================================================================================

* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                     6.
                                                      4.                              5.             Owner-
                                                      Securities Acquired (A) or      Amount of      ship
                                         3.           Disposed of (D)                 Securities     Form:     7.
                                         Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                           2.            Code         ----------------------------    Owned at End   (D) or    Indirect
1.                         Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security          Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                 (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock       10/27/99       J               12,270,744  A      N/A       12,270,744    I         (FN 2)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                            9.       10.
                                                                                                            Number   Owner-
                                                                                                            of       ship
             2.                                                                                             Deriv-   Form of
             Conver-                    5.                                     7.                           ative    Deriv-  11.
             sion                       Number of                              Title and Amount             Secur-   ative   Nature
             of                         Derivative            6.               of Underlying        8.      ities    Secur-  of
             Exer-             4.       Securities            Date             Securities           Price   Bene-    ity:    In-
             cise     3.       Trans-   Acquired (A)          Exercisable and  (Instr. 3 and 4)     of      ficially Direct  direct
             Price    Trans-   action   or Disposed           Expiration Date  ----------------     Deriv-  Owned    (D) or  Bene-
1.           of       action   Code     of(D)                 (Month/Day/Year)           Amount     ative   at End   In-     ficial
Title of     Deriv-   Date     (Instr.  (Instr. 3,            ----------------           or         Secur-  of       direct  Owner-
Derivative   ative    (Month/  8)       4 and 5)              Date     Expira-           Number     ity     Month    (I)     ship
Security     Secur-   Day/     ------   --------------        Exer-    tion              of         (Instr. (Instr.  (Instr. (Instr.
(Instr. 3)   ity      Year)    Code V    (A)       (D)        cisable  Date    Title     Shares     5)      4)       4)      4)
------------------------------------------------------------------------------------------------------------------------------------
Series C     23 for 1 10/27/99 J                   533,510.63 10/27/99 N/A     Class A   12,270,744 N/A     0        I       (FN 2)
Preferred                                                                      Common
Stock (FN 3)                                                                   Stock
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

(1)   Pursuant to an internal reorganization effective as of January 1, 2000,
      (i) CB Capital Investors, LLC ("CBCI, LLC") became the successor to CB Capital Investors, L.P. ("CBCI, LP"), (ii) CB Capital Investors, Inc. ("CBCI, Inc.") became the managing member of CBCI, LLC and (iii) Chase Capital Partners ("CCP") became the manager, by delegation, of CBCI, LLC pursuant to a master advisory agreement with CBCI, Inc. The internal reorganization changed CBCI, LP's name and form of organization but did not alter the proportionate interests of its ultimate security holders.

(2) The amount shown represents the beneficial ownership of the Issuer's securities by CB Capital Investors, LLC ("CBCI, LLC"), a portion of which may be deemed attributable to the reporting person because the reporting person is a general partner of Chase Capital Partners ("CCP"), which is the manager, by delegation, of CBCI, LLC pursuant to an advisory agreement with CB Capital Investors, Inc., the managing member of CBCI, LLC. The actual pro rata portion of such beneficial ownership that may be deemed attributable to the reporting person is not readily determinable because it is subject to several variables, including CCP's and CBCI, LLC's internal rate of return and vesting of interests.

(3) Prior to the closing of the initial public offering of Triton PCS Holdings, Inc., these shares were automatically converted into Class A Common Stock on a 23 for 1 basis.


/s/ Arnold L. Chavkin                                       February   , 2000
---------------------------------------------            -----------------------
** Signature of Reporting Person                                  Date

Arnold L. Chavki

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


                                   Page 2 of 2